May 14, 2014	James P. Gerkis
Member of the Firm
d 212.969.3135
f 212.969.2900
jgerkis@proskauer.com
www.proskauer.com

VIA EDGAR AND OVERNIGHT COURIER

Kevin W. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RCS Capital Corporation Amendment No. 4 to the Registration Statement on Form S-1 Filed May 14, 2014 File No. 333-193925

Dear Mr. Vaughn:

On behalf of RCS Capital Corporation, a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (File No. 333-193925) of the Company (the “Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 9, 2014.

For convenience of reference, each Staff comment contained in your May 9, 2014 comment letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you five courtesy copies of Amendment No. 4, filed by the Company on the date hereof, which are marked to reflect changes made to Amendment No. 3 to the Registration Statement filed with the Commission on May 6, 2014 (the “Marked Copies”). The changes reflected in Amendment No. 4 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Marked Copies. Terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. All references to “we,” “our” and “us” refer to the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

May 14, 2014

Form S-1 As Amended on May 6, 2014
RCAP Holdings’ Voting Rights and Our Status as a Controlled Company, page 9

1.	Please include in this section shares held by RCAP Equity, LLC and any other entity that is controlled by Messrs. Schorsch and Kahane when disclosing the percentages of shares held by related parties. Also include a brief discussion of your status as a controlled company after the recent and pending acquisitions.

We have revised the Summary under the heading “RCAP Holdings’ Voting Rights and Our Status as a Controlled Company” on page 21 and throughout the Registration Statement to include shares held by RCAP Equity, LLC, RCAP Holdings and Mr. Schorsch when we discuss the percentages of shares held by the Company’s controlling stockholders. We supplementally advise you that the shares of Class A common stock held by RCAP Equity LLC, the only other entity controlled by Messrs. Schorsch and Kahane that controls shares of the Company’s Class A common stock, already were included in the percentages of shares held by Messrs. Schorsch and Kahane in other sections of the Registration Statement. We have also included discussion that: (i) the Company expects it will remain a controlled company after this offering, the concurrent private offering and the recent and pending acquisition for so long as any Class B common stock remains outstanding; and (ii) notwithstanding a potential redemption of the sole outstanding share of Class B common stock, the Company expects to remain a controlled company following the completion of this offering, the concurrent private offering and the recent and pending acquisitions until such time as Luxor converts a sufficient amount of its convertible preferred stock and convertible notes or other shares of our Class A common stock are issued for other reasons to cause Messrs. Schorsch and Kahane to control less than 50% of our outstanding Class A common stock. We also have revised the Risk Factors under the heading “We have elected to take advantage of the ‘‘controlled company’’ exemption to the corporate governance rules for NYSE-listed companies, which could make our Class A common stock less attractive to some investors or otherwise harm our stock price” on page 55 to reflect this.

Risk Factors
There are various conflicts of interest…, page 56

2.	We note your response to prior comment 7. Please provide an annualized rate when describing the carrying cost you paid RCAP Holdings for First Allied. Also, please put the rate of return in context by disclosing the incremental financing costs that RCAP paid to finance its purchase and holding of First Allied from September 2013 to April 2014.

May 14, 2014

We have revised the Risk Factors under the heading “There are various conflicts of interest arising out of our relationship with RCAP Holdings and RCS Capital Management, which could result in decisions that are not in the best interests of our stockholders” on page 58 in response to your comment.

Results of Operations, page 75

3.	We note your responses to prior comments 10 and 17. Please revise your disclosure of the selling commissions you charged on securities sold through the registered investment adviser channel to include a timeline of when you charged and did not charge a 7% sales commission on sales of RIA products to related and non-related parties. Please ensure that your disclosure includes quantifications of the fees charged and forgone during the relevant periods, including any discussions of the period ended March 31, 2013 and 2014.

We have revised Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012” on page 79 to include quantifications of the sales commissions earned and forgone during the relevant periods for sales through the RIA channel, including the quarters ended March 31, 2013 and 2014. We supplementally advise you that we have revised the statement that the change to selling commissions only affected related party offerings because, after further internal review, we have determined that this change did not exclusively affect related party offerings. We have provided clarification that the offerings affected were generally related party offerings. We further advise you that we have previously disclosed the amount of the reduction in related party revenue for all relevant periods in Relationships and Related Parties under the heading “Wholesale Distribution” on page 155.

Our Structure and the Exchange Transactions, page 110
The Recent and Pending Acquisitions, page 115

4.	Please refer to our prior comment 15. In light of the fact that the parent’s outstanding indebtedness was directly related to the purchase and holding of First Allied, please revise to disclose the interest rate the parent paid on the loan as a comparison to the carrying cost expressed as an annualized rate.

We have revised The Recent and Pending Acquisitions and Relationships and Related Parties under the heading “The First Allied Acquisition” on pages 120 and 167 in response to your comment.

May 14, 2014

The First Allied Acquisition, page 116

5.	It appears that according to your disclosures and the Contribution Agreement that consideration you paid to RCAP Holdings for First Allied was set at 11,264,929 shares rather than at a $207.5 million price. If that is the case, please revise your discussion of the consideration you paid for First Allied through the prospectus to reflect the value of those 11,264,929 shares as of the date of the prospectus, and quantify the difference between that value and the $177 million RCAP paid in September 2013. In the event that the Contribution Agreement is consummated prior to the date of the prospectus, please use the value of the shares as of that date in addition to the date of the prospectus.

We have revised The Recent and Pending Acquisitions and Relationships and Related Parties under the heading “The First Allied Acquisition” on pages 120 and 167 in response to your comment. If the First Allied acquisition is consummated prior to the date of the prospectus, we will use the value of the shares as of that date in addition to the value as of the date of the prospectus or last practicable date prior to such date.

Unaudited Pro Forma Consolidated Statement of Operations, page F-15

6.	Please refer to our prior comment 21. We note your response; however, your footnotes 30 and 35 on page F-23 specifically say that the amortization on forgivable loans is included in the amount of depreciation and amortization in your pro forma presentation. Please reconcile this apparent inconsistency.

We have revised our presentation in Notes 30 and 35 on page F-23 to disclose the fact that amortization of forgivable loans is a pro forma adjustment to internal commission, payroll and benefits expense, and not to depreciation and amortization expense.

Investor’s Capital Holdings, LTD. and Subsidiaries, page F-78
Note 6 - Litigation and Regulatory Matters, page F-86

7.	Please refer to your response to prior comment 25. Revise your proposed footnote disclosure to clearly state that your disclosure of reasonably possible loss is presented on a basis that includes consideration of insurance coverage where applicable. Further, similarly update the litigation footnote in the interim financial statements.

We have revised the disclosure in notes 6 and 17 on pages F-87 and F-111 in response to your comment.

May 14, 2014

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to James Gerkis at (212) 969-3135.

Sincerely,

/s/ James P. Gerkis

James P. Gerkis
Proskauer Rose LLP